UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Voxware, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92906L105
(CUSIP Number)

Donald R. Caldwell
Five Radnor Corporate Center #555
Radnor, Pennsylvania 19087
(610) 995-2650
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 9 Pages)

CUSIP No. 92906L105	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON
The Co-Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,257,143
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		1,257,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,257,143
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 92906L105	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON
Co-Invest Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,257,143
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		1,257,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,257,143
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 92906L105	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON
Co-Invest II Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,257,143
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		1,257,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,257,143
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 92906L105	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON
Donald R. Caldwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		10,625
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,419,228
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		10,625
PERSON	10	SHARED DISPOSITIVE POWER
WITH		2,419,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,429,853
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. Security and the Issuer

     This Schedule 13D is filed jointly by The Co-Investment Fund II, L.P., a Delaware limited partnership ("Co-Investment Fund"), Co-Invest Management II, L.P., a Delaware limited partnership ("Co-Invest Management"), Co-Invest II Capital Partners, Inc., a Delaware corporation ("Co-Invest Capital"), and Donald R. Caldwell relating to the acquisition by Co-Investment Fund of 1,142,857 shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Voxware, Inc., a Delaware corporation (the "Issuer"), and a warrant to purchase 114,286 shares of the Issuer’s Common Stock (the "Warrant"). The address of the principal executive offices of the Issuer is 300 American Metro Blvd., Suite 155, Hamilton, New Jersey 08619.

Item 2. Identity and Background

     This statement is filed on behalf of:

     (a) Co-Investment Fund, Co-Invest Management, Co-Invest Capital and Donald R. Caldwell.

     (b) Five Radnor Corporate Center, Suite 555, Radnor, Pennsylvania 19087.

     (c) Mr. Caldwell is a shareholder, director, and officer of Co-Invest Capital. Co-Invest Capital is the general partner of Co-Invest Management. Co-Invest Management is the general partner of Co-Investment Fund, the purchaser of the Shares and Warrant.

     (d) The reporting persons have not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The reporting persons have not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Caldwell is a United States citizen. Co-Invest Management and Co-Investment Fund are Delaware limited partnerships. Co-Invest Capital is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration.

     The Shares and Warrant were purchased from the Issuer by Co-Investment Fund on June 30, 2009 in a private placement transaction for $1,999,999.85. The source of the funds for this purchase was the funds held by Co-Investment Fund for investment in portfolio companies.

Item 4. Purpose of Transaction.

     Co-Investment Fund acquired the Shares and Warrant for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Co-Investment Fund may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the reporting persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Co-Investment Fund owns 1,142,857 shares of Common Stock of the Issuer and a warrant to purchase 114,286 shares of Common Stock of the Issuer (or 18.8% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

     Co-Invest Management may be deemed to beneficially own 1,142,857 shares of Common Stock of the Issuer and a warrant to purchase 114,286 shares of Common Stock of the Issuer (or 18.8% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Investment Fund.

     Co-Invest Capital may be deemed to beneficially own 1,142,857 shares of Common Stock of the Issuer and a warrant to purchase 114,286 shares of Common Stock of the Issuer (or 18.8% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Invest Management.

     Mr. Caldwell may be deemed to beneficially own 2,047,337 shares of Common Stock of the Issuer and warrants to purchase 371,891 shares of Common Stock of the Issuer as a director, officer, and shareholder of Co-Invest Capital and as the Chairman and Chief Executive Officer of Cross Atlantic Technology Fund II, L.P., the record owner of 904,480 shares of Common Stock of the Issuer and a warrant to purchase 257,605 shares of Common Stock of the Issuer. Additionally, Mr. Caldwell has been issued options to purchase 10,625 shares of Common Stock of the Issuer in connection with his service as a member of the board of directors of the Issuer, which are exercisable within 60 days of the date of this Schedule 13D. Therefore, Mr. Caldwell may be deemed to beneficially own 35.0% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     The foregoing should not be construed as an admission by any reporting person as to its or his beneficial ownership of any shares of Common Stock owned by another reporting person.

     (b) See rows (7) through (10) of the cover page for each reporting person at the beginning of this Schedule 13D, which are incorporated herein by reference.

     (c) The Shares and Warrant were purchased from the Issuer in a private placement transaction for an aggregate purchase price of $1,999,999.85.

     (d) Not applicable.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On June 29, 2009, Issuer, Co-Investment Fund and Edison Venture Fund V, L.P., entered into a Securities Purchase Agreement, whereby on June 30, 2009, Co-Investment Fund purchased 1,142,857 shares of the Issuer’s Common Stock at a purchase price of $1.75 per share and a warrant to purchase 114,286 shares of the Issuer’s Common Stock with an exercise price of $2.50 per share. The Warrant becomes exercisable on or after the date that is six months after the date of issuance, which was June 30, 2009.

Item 7. Material to be Filed as Exhibits

     The Securities Purchase Agreement, including a form of Warrant attached thereto, is described in, and filed as an exhibit to, the Current Report on Form 8-K filed by the Issuer on July 1, 2009.

     Co-Investment Fund, Co-Invest Management, Co-Invest Capital, and Donald Caldwell are parties to a Joint Filing Agreement dated as of April 9, 2008 incorporated herein by reference to Exhibit A of the Schedule 13D filed by Co-Investment Fund on April 10, 2008.

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2009	THE CO-INVESTMENT FUND II, L.P.

	By:	/s/ Brian Adamsky
Name: Brian Adamsky
Title: Chief Financial Officer

Dated: July 14, 2009	CO-INVEST MANAGEMENT II, L.P.

	By:	/s/ Brian Adamsky
Name: Brian Adamsky
Title: Chief Financial Officer

Dated: July 14, 2009	CO-INVEST II CAPITAL PARTNERS, INC.

	By:	/s/ Brian Adamsky
Name: Brian Adamsky
Title: Chief Financial Officer

Dated: July 14, 2009	/s/ Donald R. Caldwell
Donald R. Caldwell

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)